# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BEYOND MEAT, INC., CIK 0001655210
CUSIP: 08862E109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 888 N. Douglas Street, Suite 100, El Segundo, California (CA), 90245
Date of event which requires filing of this statement: 10/15/2025
Filed by CIK 0001279891
Persons authorized to receive notices and communications: Kenneth L. Nadel, 175 W. Jackson Blvd., Suite 340, Chicago, Illinois (IL), 60604, 312-844-3505

## Reporting persons
- WOLVERINE ASSET MANAGEMENT LLC (CIK 0001279891): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,934,083; sole dispositive power 0; shared dispositive power 18,934,083; aggregate amount beneficially owned 18,934,083 (4.82% of the class); the aggregate amount excludes certain shares
  Comment: Wolverine Asset Management, LLC ("WAM") is an investment manager and has voting and dispositive power over 18,934,083 shares of the Issuer's Common Stock. The sole member and manager of WAM is Wolverine Holdings, L.P. ("WH"). Robert R. Bellick and Christopher L. Gust may be deemed to control Wolverine Trading Partners, Inc. ("WTP"), the general partner of WH.
- Wolverine Holdings, L.P.: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,934,083; sole dispositive power 0; shared dispositive power 18,934,083; aggregate amount beneficially owned 18,934,083 (4.82% of the class); the aggregate amount excludes certain shares
  Comment: WAM is an investment manager and has voting and dispositive power over 18,934,083 shares of the Issuer's Common Stock. The sole member and manager of WAM is WH. Robert R. Bellick and Christopher L. Gust may be deemed to control WTP, the general partner of WH.
- Wolverine Trading Partners, Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,934,083; sole dispositive power 0; shared dispositive power 18,934,083; aggregate amount beneficially owned 18,934,083 (4.82% of the class); the aggregate amount excludes certain shares
  Comment: WAM is an investment manager and has voting and dispositive power over 18,934,083 shares of the Issuer's Common Stock. The sole member and manager of WAM is WH. Robert R. Bellick and Christopher L. Gust may be deemed to control WTP, the general partner of WH.
- Robert R. Bellick: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,934,083; sole dispositive power 0; shared dispositive power 18,934,083; aggregate amount beneficially owned 18,934,083 (4.82% of the class); the aggregate amount excludes certain shares
  Comment: WAM is an investment manager and has voting and dispositive power over 18,934,083 shares of the Issuer's Common Stock. The sole member and manager of WAM is WH. Robert R. Bellick and Christopher L. Gust may be deemed to control WTP, the general partner of WH.
- Christopher L. Gust: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,934,083; sole dispositive power 0; shared dispositive power 18,934,083; aggregate amount beneficially owned 18,934,083 (4.82% of the class); the aggregate amount excludes certain shares
  Comment: WAM is an investment manager and has voting and dispositive power over 18,934,083 shares of the Issuer's Common Stock. The sole member and manager of WAM is WH. Robert R. Bellick and Christopher L. Gust may be deemed to control WTP, the general partner of WH.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: BEYOND MEAT, INC.
Address of issuer's principal executive offices: 888 N. Douglas Street, Suite 100, El Segundo, California (CA), 90245

## Item 2. Identity and Background
Name of person filing:
This Schedule is filed on behalf of each of the following persons (collectively the "Reporting Persons"):
1. Wolverine Asset Management, LLC ("WAM"), an Illinois limited liability company as the investment manager of Wolverine Flagship Fund Trading Limited ("WFFTL");
2. Wolverine Holdings, L.P. ("WH"), an Illinois limited partnership, as the sole member and manager of WAM;
3. Wolverine Trading Partners, Inc. ("WTP") an Illinois corporation, as the sole general partner of WH;
4. Robert R. Bellick, as a control shareholder of WTP; and
5. Christopher L. Gust, as a control shareholder of WTP.
Residence or business address:
The business address for WAM is 175 W. Jackson Blvd., Suite 340, Chicago, IL 60604.

The business address for all other Reporting Persons and the executive officers of WTP is 175 W. Jackson Blvd., Suite 200, Chicago, IL 60604.
Present principal occupation or employment: WAM serves as investment manager of WFFTL. WH is the sole member and manager of WAM. WTP is the sole general partner of WH. Each of Mr. Bellick and Mr. Gust is a managing director of WH. Mr. Bellick is President of WTP, and Mr. Gust is Secretary of WTP and the Chief Executive Officer and Chief Investment Officer of WAM. The only other executive officer of WTP is Eric J. Henschel, Vice President. There are no directors of WTP.
Criminal convictions in the last five years: None of the Reporting Persons nor the executive officers and directors of WTP has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons nor the executive officers and directors of WTP has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: WAM is an Illinois limited liability company. WH is an Illinois limited partnership. WTP is an Illinois corporation. Each of Mr. Bellick, Mr. Gust and Mr. Henschel is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons tendered $117,820,000 in aggregate principal of the 0% Convertible Senior Notes due 2027 (the "Existing Convertible Notes") which were held as an investment by WFFTL, the private fund managed by WAM, in exchange for 33,418,911 new shares of the Issuer's Common Stock and $23,486,000 in aggregate principal of the Issuer's new 7% Convertible Senior Secured Second Lien PIK Toggle Notes due 2030 (the "new Notes"). In relation to WAM's participation in the transaction, WFFTL received an additional $2,741,000 in aggregate principal of the new Notes as a premium.

## Item 4. Purpose of Transaction
Purpose of transaction:
On September 29, 2025, the Issuer commenced an offer to exchange its Existing Convertible Notes for the new Notes and new shares of its Common Stock in order to reduce its leverage and extend its debt maturity (the "Exchange Offer"). Prior to October 10, 2025, the Reporting Persons tendered $117,820,000 in aggregate principal of the Existing Convertible Notes, which were held as an investment by WFFTL, in the Exchange Offer, and received 33,418,911 new shares of the Issuer's Common Stock and $23,486,000 in aggregate principal of the new Notes. On October 15, 2025, the Issuer completed the early settlement of the exchange of the Existing Convertible Notes that were validly tendered on or before the early tender deadline of 5:00 pm New York City time, on October 10, 2025 in the Exchange Offer.

The new Notes were issued pursuant to an indenture, dated as of October 15, 2025 (the "New Convertible Notes Indenture"), by and between the Issuer and Wilmington Trust, National Association, as trustee and collateral agent (in such capacity, the "Collateral Agent"). The new Notes will mature on October 15, 2030 unless earlier redeemed, converted, equitized or repurchased in accordance with the terms of the new Notes.

The new Notes bear interest at a rate of 7.00% per annum from October 15, 2025, which interest may be paid in cash or, subject to certain limitations, in shares of Common Stock. At the option of the Issuer, interest on the new Notes may be accrued and compounded in whole or in part for any interest period as "payment-in-kind" interest at a rate of 9.50% per annum from October 15, 2025.

Pursuant to the New Convertible Notes Indenture, prior to obtaining stockholder approval of certain proposals that will allow the issuance of Common Stock pursuant to the terms of the new Notes (the "Requisite Stockholder Approval"), the Issuer will be permitted to satisfy its obligations upon conversion of the new Notes only in the form of cash settlement. Following the Requisite Stockholder Approval, the Issuer will be permitted to satisfy its obligations under the new Notes with any settlement method it is otherwise permitted to elect, including by cash, physical settlement of shares of Common Stock, or a combination of cash and shares of Common Stock (the "Issuer's Settlement Method Election").

A holder of new Notes will not be permitted to convert its new Notes at any time prior to the earlier of, (a) the date of the first special meeting at which the Issuer seeks stockholder approval of such proposals, whether or not such approvals are obtained and (b) the date that is 61 calendar days following the initial settlement date of the new Notes ("Convertibility Date"). Thereafter, the Notes will be convertible at any time prior to the close of business on the second trading day immediately preceding the maturity date.

Pursuant to the New Convertible Notes Indenture, no new Note will be optionally convertible by the holder, and the Issuer will not effect any conversion of a new Note, to the extent that, after giving effect to such conversion, the holder together with any of the holder's Attribution Parties (as defined in the New Convertible Notes Indenture) collectively would beneficially own in excess of 9.9% of the shares of Common Stock outstanding immediately after giving effect to such conversion (the "9.9% Blocker").

The conversion rate for the new Notes will initially be a number of shares of Common Stock per $1,000 principal amount of new Notes equal to the lesser of (i) 1,029.2716 and (ii) an amount calculated based on a 10% premium to a reference price determined over an observation period consisting of 20 consecutive trading days immediately following October 15, 2025, with such conversion rate subject to customary adjustments. The conversion rate will be increased for conversions occurring prior to October 15, 2028 to reflect a "make-whole" premium, payable in the form of shares of Common Stock, to compensate holders for interest that would have been payable to such date.

If certain corporate events constituting a make-whole fundamental change occur (which shall include, among other things, the acquisition by any person or group of more than 50% of the outstanding Common Stock or a delisting of the Common Stock), the Issuer shall offer to repurchase all of the outstanding new Notes for cash at a repurchase price equal to 100% of the aggregate principal amount of the new Notes then outstanding plus accrued and unpaid interest. If a fundamental change occurs, then the Issuer will in certain circumstances increase the conversion rate for the new Notes for a specified period of time on the terms set forth in the New Convertible Notes Indenture.

The foregoing description of the New Convertible Notes Indenture does not purport to be complete and is qualified in its entirety by reference to the full text of the New Convertible Notes Indenture, a copy of which is attached hereto as Exhibit 3 and is incorporated by reference herein.

In connection with the Exchange Offer, the Issuer entered into a transaction support agreement dated September 29, 2025 (the "Transaction Support Agreement") with certain beneficial owners or nominees, investment managers or advisors for beneficial holders of the Existing Convertible Notes, including WAM, who collectively held approximately 47% of the aggregate principal amount of the Existing Convertible Notes (the "Supporting Noteholders") as of the effective date of the Transaction Support Agreement. Pursuant to the Transaction Support Agreement, the Supporting Noteholders agreed, among other things, to tender all of their Existing Convertible Notes in the Exchange Offer prior to October 10, 2025 (the "Early Tender Date") and to consent to the Proposed Amendments on or before the Early Tender Date.

The Issuer also agreed in the Transaction Support Agreement to pay or cause to be paid to the Supporting Noteholders, in proportion to the principal amount of Existing Convertible Notes held by each such Supporting Noteholder, a non-refundable amount at the initial settlement date of the new Notes equal to $12.5 million in aggregate principal amount of new Notes (the "SteerCo Premium"). The Reporting Persons received an additional aggregate principal amount of $2,741,000 in the new Notes as a result of the SteerCo Premium.

Pursuant to the terms of the Transaction Support Agreement, WAM and each of the other Supporting Noteholders represented and warranted that it has not formed a "group" (within the meaning of Section 13(d)(3) of the Act) with any other Supporting Noteholder(s) (other than, for the avoidance of doubt, any Supporting Noteholders that are affiliates of such Supporting Noteholder) and has no current intention of doing so, and the parties to the Transaction Support Agreement agreed that no Supporting Noteholder shall, as a result of its entering into and performing its obligations under the Transaction Support Agreement, be deemed to be a part of a "group" (as that term is used in Rule 13d-5 under the Act) with any other party to the Transaction Support Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are a part of a group with the Supporting Noteholders or the beneficial owner of any of the shares of Common Stock beneficially owned by any Supporting Noteholders for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

The foregoing description of the Transaction Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Support Agreement, a copy of which is attached hereto as Exhibit 4 and is incorporated by reference herein.

Also on September 29, 2025, WAM and each of the other Supporting Noteholders individually entered into a voting agreement with the Issuer (the "Voting Agreements") whereby such Supporting Noteholder agreed with the Issuer that it will appear at each special or annual meeting at which a vote is held on the Proposals (as defined in the Voting Agreement) until the earlier of (i) the termination, withdrawal and abandonment by the Issuer of the Exchange Offer prior to the initial settlement date of the new Notes and shares of Common Stock in the Exchange Offer, (ii) the date following the date of the Issuer's annual meeting in 2026, (iii) the date the Proposals are approved and (iv) June 19, 2026, or otherwise cause the shares of Common Stock it beneficially owns to be counted as present thereat for purposes of determining a quorum, and be present (in person or by proxy, which includes by remote communication) and vote (or cause to be voted) all of its shares of Common Stock it beneficially owns in favor of the Proposals.

In addition, pursuant to the terms of the Voting Agreements, WAM and each of the other Supporting Noteholders has agreed with the Issuer that it shall not, from and after the initial settlement date of the new Notes and shares of Common Stock in the Exchange Offer and until 5:00 p.m., New York City time on the date that is the earlier of (i) the record date of the first special meeting proposed to be held following the consummation of the Exchange Offer and (ii) the date that is three (3) business days following the initial settlement date of the new Notes and shares of Common Stock in the Exchange Offer, transfer, sell, exchange, assign or convey any legal or beneficial ownership interest in, or any right, title or interest therein (including any right or power to vote), or otherwise dispose of (whether by sale, liquidation, dissolution, dividend, distribution or otherwise) any shares of Common Stock issued in the Exchange Offer, or enter into any contract, option, or other agreement with respect to any of the foregoing; provided, the lock-up will provide that an exchanging holder of the Existing Convertible Notes may sell its pro rata portion of the amount of shares of Common Stock it receives in the Exchange Offer that represents the amount by which the shares of Common Stock issued at the initial settlement date of the Exchange Offer that are subject to Voting Agreements at such time (whether entered into with the Issuer directly or pursuant to the terms of the Exchange Offer) exceed 50.1% of the shares of Common Stock outstanding on the initial settlement date of the new Notes and shares of Common Stock in the Exchange Offer.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Voting Agreement, a copy of which is attached hereto as Exhibit 5 and is incorporated by reference herein.

The Reporting Persons acquired the securities reported herein for the account of WFFTL for investment purposes and in the ordinary course of their business. The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market, contractual obligations (including those disclosed herein), and other conditions: (i) purchase additional shares of Common Stock, new Notes, options or other securities in the open market, in privately negotiated transactions, directly from the Issuer, or otherwise; and (ii) sell all or a portion of the shares of Common Stock, new Notes, options or other securities now beneficially owned or hereafter acquired by them.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of October 15, 2025, the Reporting Persons may have been deemed to share voting and dispositive power over 22,454,083 shares of the Issuer's Common Stock, constituting approximately 5.71% of the shares of the Issuer's Common Stock.

As of October 17, 2025, the Reporting Persons may have been deemed to share voting and dispositive power over 18,934,083 shares of the Issuer's Common Stock, constituting approximately 4.82% of the shares of the Issuer's Common Stock. Accordingly, this initial statement on Schedule 13D also serves as an exit filing for the Reporting Persons.

These percentages were calculated based on 392,902,096 shares of Common Stock outstanding, which is the sum of 76,751,920 shares of Common Stock outstanding as of September 25, 2025, according to the Issuer's Form S-3 filed with the Securities and Exchange Commission (the "SEC") on September 29, 2025, plus 316,150,176, which is the number of new shares of Common Stock issued in connection with the early settlement of the Issuer's Exchange Offer on October 15, 2025, according to the Issuer's current report on Form 8-K filed with the SEC on October 15, 2025.

Because the new Notes can currently only be settled in cash and, even after the Requisite Stockholder Approval is obtained, the Issuer's Settlement Method Election allows the Issuer to elect to settle the new Notes in cash, the Reporting Persons do not currently, and will not after Requisite Stockholder Approval is obtained, have the right to acquire any shares of Common Stock upon conversion of the new Notes. Accordingly, the Reporting Persons have not included any shares of Common Stock that may, only at the Issuer's discretion, be issued upon conversion of the new Notes in their beneficial ownership reported herein.
Number of shares as to which each person has sole or shared power to vote or dispose:
None of the Reporting Persons have sole power to vote or to direct the vote, or sole power to dispose or to direct the disposition of, the shares of the Issuer's Common Stock reported on this Schedule.

As of October 15, 2025, the Reporting Persons may have been deemed to share the power to vote or to direct the vote, and power to dispose or to direct the disposition of, 22,454,083 shares of the Issuer's Common Stock.

As of October 17, 2025, the Reporting Persons may be deemed to share the power to vote or to direct the vote, and power to dispose or to direct the disposition of, 18,934,083 shares of the Issuer's Common Stock.
Transactions in the class effected during the past sixty days:
The response to Item 3 of this Schedule 13D is hereby incorporated by reference herein.

The additional transactions in the Common Stock effected by the Reporting Persons within the past sixty days are set forth in Exhibit 2 attached hereto.

Except as set forth in Item 3 and Exhibit 2 of this Schedule 13D, the Reporting Persons or the executive officers and directors of WTP have not engaged in any transaction with respect to the Common Stock during the 60 days prior to the date of filing of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: WFFTL is known to have the right to receive the receipt of dividends from, or the proceeds from the sale of, the Issuer's Common Stock covered by this Schedule that may be deemed to be beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On October 17, 2025, the Reporting Persons ceased to beneficially own more than 5% of the shares of Class A Common Stock outstanding.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The response to Item 4 of this Schedule 13D is hereby incorporated by reference herein.

On October 22, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

Other than as described herein, there are no contracts, arrangements, understandings, or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

Exhibit 1 - Joint Filing Agreement

Exhibit 2 - Schedule of Transactions

Exhibit 3 - New Convertible Notes Indenture, dated October 15, 2025, by and between the Issuer and Wilmington Trust, National Association (incorporated by reference to Exhibit 10.1 to the Issuer's current report on Form 8-K filed with the SEC on October 15, 2025)

Exhibit 4 - Transaction Support Agreement, dated September 29, 2025, by and among the Issuer and the Supporting Holders (incorporated by reference to Exhibit 10.1 to the Issuer's current report on Form 8-K filed with the SEC on September 29, 2025)

Exhibit 5 - Form of Voting Agreement, by and among the Issuer and each of the Supporting Holders (incorporated by reference to Exhibit 10.2 to the Issuer's current report on Form 8-K filed with the SEC on September 29, 2025)

## Signatures
- WOLVERINE ASSET MANAGEMENT LLC: /s/ Kenneth L. Nadel, Kenneth L. Nadel, Chief Operating Officer (10/22/2025)
- Wolverine Holdings, L.P.: /s/ Christopher L. Gust, Christopher L. Gust, Managing Director (10/22/2025)
- Wolverine Trading Partners, Inc.: /s/ Christopher L. Gust, Christopher L. Gust, Authorized Signatory (10/22/2025)
- Robert R. Bellick: /s/ Robert R. Bellick, Robert R. Bellick (10/22/2025)
- Christopher L. Gust: /s/ Christopher L. Gust, Christopher L. Gust (10/22/2025)